Cooper Cameron Corporation

Offer to Purchase for Cash

any and all of the outstanding
1.75% Convertible Senior Debentures Due 2021
of Cooper Cameron Corporation
(CUSIP NO. 216641 AB8)

The Tender Offer and your withdrawal rights will expire at 9:00 a.m., New York City time, on May 5, 2004, unless the Offer is extended.

April 6, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and other Nominees:

      Enclosed for your consideration is an Offer to Purchase (the “Offer to Purchase”) and a form of Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer”), relating to the offer by Cooper Cameron Corporation, a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding 1.75% Convertible Senior Debentures Due 2021 at a purchase price for each $1,000 principal amount equal to their par value plus accrued but unpaid interest to, but not including, the date of payment for the Debentures accepted for payment. Capitalized terms used in this letter and not defined in this letter will have the meanings ascribed to them in the Offer to Purchase.

      We have been engaged by the Company to act as the Dealer Manager in connection with the Tender Offer.

      The Tender Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

      For your information and for forwarding to your clients for whom you hold Debentures registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase dated April 6, 2004; and

2. A Letter of Transmittal for the Debentures for your use and for the information of your clients, which provides information relating to backup United States federal income tax withholding.

      Participants of The Depository Trust Company (“DTC”) will be able to execute tenders through the DTC Automated Tender Offer Program.

      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE TO OBTAIN THEIR INSTRUCTIONS.

      Any inquiries you may have with respect to the Tender Offer should be addressed to UBS Investment Bank, the Dealer Manager for the Tender Offer, at the address and telephone numbers set forth on the back cover page of the enclosed Offer to Purchase. You may also contact Georgeson Shareholder Communications, the Information Agent for the Tender Offer, at the address and telephone numbers as set forth on the back cover page of the enclosed Offer to Purchase. Additional copies of the enclosed material may be obtained from the Information Agent.

Very truly yours,

J.P. Morgan Trust Company, National Association

      Nothing contained herein or in the enclosed documents will constitute you as the agent of the Company, the Dealer Manager, the Depositary, the Information Agent, or the Trustee, or authorize you to give any information or to make any representations other than as contained herein or in the Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Dealer Manager, the Depositary, the Information Agent, or the Trustee. The Offer to Purchase and related documents do not constitute an offer to buy or solicitation of an offer to sell Debentures in any circumstances in which such offer or solicitation is unlawful.